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                          March 22, 2024

       Ross Berner
       Chief Executive Officer
       Proficient Auto Logistics, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Proficient Auto
Logistics, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted March 7,
2023
                                                            CIK No. 0001998768

       Dear Ross Berner:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 22, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted March 7, 2024

       Market, Industry and Other Data, page 31

   1. We note your response to prior comment 3, indicating that you have attached relevant reports from the U.S.
Department of Transportation Safety, and Fitness Electronic
                                                        Records System and
Transport Topics referred to in the Amended Registration Statement.
                                                        However, we could not
locate such materials. Please advise.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
March       NameProficient Auto Logistics, Inc.
       22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

2. We note that many of the financial line items in Management's Discussion and Analysis do not agree to the line items in the associated financial statements presented elsewhere in the prospectus. For example, numerous depreciation and amortization expense and interest expense line items in the EBITDA adjustments do not reconcile with the amount presented in the financial statements due to additional items in the financial statement line item. Please review the financial amounts throughout your filing to confirm that the correct amounts are presented.
Non-GAAP Financial Measures, page 41

3. The line item "Depreciation and amortization expense included in depreciation and amortization" is confusing and cumbersome. Please revise to address that it includes only depreciation and amortization.
Fiscal Year 2023 compared to Fiscal Year 2022, page 46

4. We reissue comment 8 in the staff comment letter dated January 19, 2024. We note discussion under Results of Operations for the different companies indicating metrics may exist for total number of miles driven, units delivered, rate per mile paid to drivers, cost per gallon of diesel fuel and miles per gallon realized. Please add disclosure of relevant metrics to related discussions.
5. We refer you to page 49. Please revise the disclosure stating that EBITDA decreased to
         $12.9 million in 2023 so that its reconciles with the $13.1 million presented in the table under Non-GAAP Financial Measures on the same page.
Corporate History and Structure, page 68

6. We note your response to prior comment 8 and reissue it in part. In your response to prior comment 16, in the staff comment letter dated January 19, 2024, you state that you do not expect that the Founding Companies will compete with each other. However, it would appear foreseeable that conflicts that may arise in a collective. For example, a Founding
         Company may wish to pursue strategic objectives that differ from other Founding
         Companies. Please describe how you propose to resolve conflicts of interests among your members.
7. We note your disclosure that each Founding Company will be compensated by the overall earnings of the company. Please revise to clarify how you will determine the specific amount of earnings allocated to each Founding Company.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
March       NameProficient Auto Logistics, Inc.
       22, 2024
March3 22, 2024 Page 3
Page
FirstName LastName
Proficient Auto Logistics, Inc.
Unaudited Combined Pro Forma Financial Information
Unaudited Combined Pro Forma Balance Sheets, page F-7

8. The pro forma balance sheet and statement of comprehensive income presents a heading for Delta Auto Transport, Inc. and Sierra Mountain Express, Inc. Please revise the heading to reflect Delta Automotive Services, Inc. and Affiliates and Sierra Mountain Group, Inc.
         and Affiliate, the entities presented in the financial statements beginning at pages F-53 and F-120.
9. We note there are discrepancies between the balance sheets amounts for Deluxe Auto
         Carriers, Inc. presented at pages F-7 and F-93. Please revise and reconcile amounts presented in your pro forma balance sheet with the audited financial statements.
10. Revise the pro forma balance sheet so that amounts presented as components and totals of
         stockholders    and members    equity on page F-7 reconcile with their
respective audited
         annual financial statement amounts presented elsewhere in the prospectus.
Unaudited Combined Pro Forma Statement of Comprehensive Income, page F-9

11. Please revise and reconcile the amounts presented here for Deluxe Auto Carriers, Inc. and
         Sierra Mountain Express, Inc. to reconcile with the audited annual financial statements presented on pages F-94 and F-123, respectively.
Notes to the Unaudited Combined Pro Forma Financial Information, page F-10

12. Revise footnote 3.B and other disclosures to provide a table showing the total consideration transferred, contingent consideration, and the other applicable disclosures requiredby Rule 11-02(a)(11)(ii)(A) of Regulation S-X.
Report of Independent registered Public Accounting Firm, page F-14

13. The report on pages F-14 issued by Grant Thornton, LLP references auditing standards of the PCAOB and it does not conform with AS 3101. Please have your auditors amend their audit report to include the element which states the audit was conducted in accordance with the standards of the PCAOB. We refer you to AS 3101.09c.
Note 1 - Summary of Significant Accounting Policies, page F-60

14. We reissue comment 18 in the staff comment letter dated January 19, 2024. We note you adopted ASU 2016-02 during the year ended December 31, 2022. Please tell us how you comply with the transitional disclosure required by ASC 842-10-65 and quantitative requirements at ASC 842-20-50-4.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
March       NameProficient Auto Logistics, Inc.
       22, 2024
March4 22, 2024 Page 4
Page
FirstName LastName
Deluxe Auto Carriers, Inc. and Affiliates
Independent Auditors' Report, page F-105

15. Please have your auditors update their report on page F-105 to correct the date issued, as
         December 19, 2024 has not yet occurred.
        Please contact Brian McAllister, Staff Accountant, at 202-551-3341 or Kimberly Calder,
Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-
551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Edward S. Best